Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889
September 15, 2006
Via EDGAR
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street
Washington, D.C. 20549

RE:	Merck & Co., Inc. Form 10-K for the fiscal year ended December 31, 2005 Filed on March 13, 2006 (File No. 001-03305)
Dear Mr. Rosenberg:
We have reviewed your comment letter dated August 21, 2006 relating to Form 10-K for the year ended December 31, 2005 and Form 10-Q for the six month period ended June 30, 2006. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.
Form 10-K for the year ended December 31, 2005
Exhibit 13
Consolidated Statement of Income, page 39
1.	Please tell us how your presentation of “equity income from affiliates” within Income from Continuing Operations Before Taxes complies with Rule 5.03(b) of regulation S-X.
SEC Rule 5-03 (13) of Regulation S-X allows for the equity income from affiliates to be presented in a manner and position which may be different than that which is generally required (i.e. below the income tax line) if justified by the circumstances.

The Company’s equity method investments are considered part of the Company’s major ongoing operations and are aligned with the Company’s key strategies and businesses.
Substantially all (over 80%) of the Company’s 2005 equity income from affiliates reflects income earned from partnerships with AstraZeneca plc and Schering-Plough Corporation. As partnerships, no tax provision is recorded at the venture level, and accordingly, our share of such income is presented on a pre-tax basis with the associated tax effect recorded in Merck’s income tax provision.
In addition, the Company has equity method investments in certain corporate joint ventures which, by their nature, have the tax recorded at the venture level. Accordingly, our share of such income is presented net of tax on the equity income from affiliate line (and is not considered material).
We believe presenting equity income as one line item within Income from Continuing Operations constitutes the most meaningful presentation of the results of the Company’s equity method affiliates. Accordingly, we believe that our presentation of equity income from affiliates is justified by the circumstances and is in accordance with SEC Rule 5-03 (13) of Regulation S-X and SEC Rule 4-01 (a).
Notes to Consolidated Financial Statements
Note 2. Summary of Accounting Policies
Legal Defense Costs, page 44
2.	We noted that you accrue legal defense costs expected to be incurred when these costs are probable and reasonably estimable. Based upon your disclosures elsewhere in your filing, it is clear that you have accrued these legal costs related to the outstanding Vioxx litigation, yet unclear whether you have accrued any legal costs for any other loss contingencies. In addition it appears that your first disclosures regarding the accounting policy occurred within your 2004 Form 10-K which was the year you voluntarily recalled Vioxx. Please confirm to us that you have accrued all legal defense costs which are probable and reasonably estimable for all outstanding loss contingencies. For all loss contingencies, for which you have not accrued legal defense costs, please tell us why the legal costs associated with the loss contingencies are not probable or reasonably estimable. In addition, please tell us when you adopted this accounting policy and provide to us management’s assessment as to whether this was a change in accounting principle in accordance with APB 20 and whether a preferability letter was required to be filed in accordance with Item 601(b)(18) of Regulation S-K.

The Company did not change its accounting policy for legal defense costs in conjunction with recent loss contingencies related to Vioxx. The Company’s long-standing policy, which has been consistently applied, is to accrue for legal defense costs associated with loss contingencies when the legal defense costs are probable and reasonably estimable in accordance with Financial Accounting Standard No. 5, Accounting for Contingencies.
Prior to the withdrawal of Vioxx in 2004, the Company had accrued approximately $100 million for legal defense costs, which included approximately $80 million solely for legal defense costs relating to Vioxx cases filed prior to the voluntary withdrawal; these amounts were not considered material for separate presentation and disclosure.
In 2004, in connection with the outstanding litigation associated with the voluntary Vioxx product recall, we disclosed amounts accrued solely for Vioxx legal defense costs as well as our policy regarding legal defense costs due to the significance of these amounts. These amounts totaled $675 million at December 31, 2004 and $685 million at December 31, 2005.
As of December 31, 2005, the Company also accrued legal defense costs of approximately $20 million relating to its other non-Vioxx related loss contingencies. These costs were not significant and, therefore, were not disclosed in the December 31, 2005 Form 10-K.
Form 10-Q for the six month period ended June 30, 2006
Notes to Consolidated Financial Statements
3.	Please provide to us, in disclosure type format, the following information regarding your application of the SEC interpretation Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement in the Pediatric Vaccine Stockpile or the Strategic Nation Stockpile or tell us why this information should not be disclosed within your second quarter Form 10-Q:
a.	Material terms and conditions of contracts, including all fees received, description of each enumerated vaccine product that you sell to the vaccine stockpiles, and any continuing involvement with the stockpiles;

b.	Market value of inventory available to be rotated out of the vaccine stockpiles and of sales to third parties that were filled from vaccine stockpiles; and

c.	Product quantities and related product sales revenue for enumerated vaccines actually delivered from stockpiles to the CDC or other parties.

Upon adoption of the SEC Interpretation, the Company retrospectively applied the impacts to the Company’s consolidated financial statements by reducing Accrued and other current liabilities by $103.4 million (.8% of total current liabilities) and increasing Income taxes payable by $42.3 million (.3% of total current liabilities) and Retained earnings by $61.1 million (.2% of total retained earnings), respectively, in its December 31, 2005 consolidated balance sheet. Sales to the CDC deferred in prior periods represent less than .4% of Merck’s net revenues in each applicable period. There was no impact to the Company’s results of operations for the years ended 2005 or 2006.
Therefore, the impact of adoption of the SEC Interpretation was not material to the Company’s financial condition or results of operations. Accordingly, the Company believes its disclosures in the first and second quarter Form 10-Qs are sufficient and no additional disclosures are required.
Consistent with our disclosure in the Form 10-Q, we will include a similar disclosure in our revenue recognition policy in the Notes to the Consolidated Financial Statements in the 2006 Form 10-K.
Other
In connection with our response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the above response, please contact me at 908-423-2485 or Jon Filderman, Counsel, Corporate Staff, at 908-423-3853.
Very truly yours,
/s/ John Canan
John Canan
Vice President, Controller

cc:	Christine Allen Kevin Woody (Securities and Exchange Commission)

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